

Internet Sports International, Ltd.

Regulation Crowdfunding Form C/A Amendment to Offering Memorandum

Target Offering Amount of $24,999.84 to a Maximum Amount of $119,786.40 Shares of common stock

MINIMUM INVESTMENT

$1,000.80

OFFERING PERIOD

April 22, 2024 – September 1, 2024

TABLE OF CONTENTS

About this Form C

Internet Sports International, Ltd. ("ISI," or the "Company"), a Washington corporation, is selling up to 83,185 shares of common stock (the "Shares") in this Regulation CF offering (the "Offering"), through Mundial Financial Group, LLC ("Mundial," or the "Intermediary"), in its capacity as a registered broker-dealer (CIK No. 0001455325, SEC File No. 008-68154, FINRA CRD No. 149531). Information about the Company is provided on the Offering Page maintained for this Offering by the Intermediary, which is located at https//www.isifund.com and in Appendix 6 – Offering Website of the Form C.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission," or the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should rely only on the information contained in this Form C when making an investment. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and U.S. territories.

If applicable, any updates on the status of this Offering may be found at https//www.isifund.com.

Offering Summary

The Company

Company	Internet Sports International, Ltd.
Address	7250 Peak Drive Suite 210 Las Vegas, Nevada 89128
Website	https://www.isisports.com
Number of employees	20
President	William Stearns
State of Jurisdiction	Washington
Date of incorporation	March 22, 1999
Fiscal year end	December 31

Terms

Security Type	Shares of common stock
Price per Share	$1.44
Target Offering Amount	$24,999.84 (the "Target Offering Amount")
Target number of securities offered	17,361
Maximum Offering Amount	$119,786.40 (the "Maximum Offering Amount")
Maximum number of securities offered	83,185
Minimum Investment Amount	$1,000.80 (the "Minimum Investment Amount")
Voting rights	Yes
Registration exemption	Regulation Crowdfunding ("Regulation CF")
Placement agent	Mundial Financial Group, LLC
Offering website	https://www.isifund.com

Attestation Regarding Eligibility

The Company attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform;

- Maintain a master security holder list reflecting the owners of those securities;

- Maintain a transfer journal or other such log recording any transfer of ownership;

- Effect the exchange or conversion of any applicable securities

- Maintain a control book demonstrating the historical registration of those securities, and

- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors.

The Company has certified that all of the following statements are true for the issuer:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- Is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has not failed to file with the SEC or provide to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- Has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206;

- Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws; and

- The issuer or any of its predecessors have not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report. Once posted the annual report can be obtained at https//www.isifund.com.

The Company shall continue to comply with the ongoing reporting requirements until:

- the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the Company liquidates or dissolves its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized person.

INTERNET SPORTS INTERNATIONAL, LTD.

By

s/WILLIAM STEARNS

WILLIAM STEARNS

CHAIRMAN AND PRESIDENT

MAY 2, 2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

s/WILLIAM STEARNS

WILLIAM STEARNS

CHAIRMAN AND PRESIDENT

MAY 2, 2024

s/ERNEST MATTHEWS

ERNEST MATTHEWS

SECRETARY AND VICE PRESIDENT

MAY 2, 2024

s/DARREN BRADWAY

DARREN BRADWAY

CHIEF FINANCIAL OFFICER

MAY 2, 2024

The Company

Business Summary

Corporate History

The Company was incorporated in the State of Washington on March 22, 1999, and is headquartered in Las Vegas, Nevada.

Overview of the Company

The Company provides turnkey retail sportsbook solutions to small-to-medium-sized commercial and tribal casinos, including comprehensive customer support and risk management services.

Products and Services of the Company

The Company offers several products and services for casinos, including the following:

- Self-service, sports-betting kiosk (the "iSports Stand")

- Traditional writer stations

- Sports wager lines

- In-play wagering

- Parimutuel racing*

- Installation and training services for casino staff

- Sportsbook risk management and consulting services

Gaming Laboratories International ("GLI") has granted certifications to the Company's software and hardware products, affirming compliance with the GLI-33 and GLI-20 standards. Furthermore, the Company's products and services have received approval from GLI in various states across the United States.

* ISI Maritime/Islands, Ltd, a subsidiary of the Company, provides products and services related to parimutuel racing.

Regulatory Environment of the Company

The Company operates within a tightly regulated sector and currently holds gaming licenses among eight states and ten tribes, with plans for attaining licensure in additional states.

Market Information

The Company believes the national market for sports betting is growing; according to the Sports Business Journal, sports betting posted a record $10.92 billion in revenue for 2023 in the United States. Of the broader sports-betting market, the Company has identified small-to-medium-sized commercial and tribal casinos throughout the United States as its primary target market. In the future, the Company may expand its footprint into international markets.

Intellectual Property

The Company is the assignee of Patent No. US 8,220,019 B2, which has been registered with the United States Patent and Trademark Office. This patent covers the Company's remote advertising system technology.

ISI Maritime

The Company owns approximately 66% of subsidiary company ISI Maritime/Islands, Ltd ("ISI Maritime"). ISI Maritime provides the Company's software services for customers in the Caribbean region. ISI Maritime anticipates growth in the Caribbean region, expecting to add two to four casino clients per year. ISI Maritime is working to introduce a white-labeled online gaming solution for markets in the Caribbean, once regulatory approval is granted. Regulatory approval is expected within the next two years.

Current stage and roadmap

The Company was founded in 1999 and has mature operations; however, the Company is pursuing a strategy to expand into new markets and offer new products and services.

In the upcoming years, the Company plans to procure and distribute up to one thousand iSports Stand kiosks. The Company expects smaller casinos to purchase between two and four kiosks each, whereas larger casinos are expected to acquire four to twelve kiosks. Consequently, the Company must ensure ample inventory availability to accommodate these impending orders.

Competition

The Company has identified the following companies as providing products and services which compete with those offered by the Company:

- B22

- International Game Technology ("IGT")

- Kambi

- OpenBet

The Company believes its products and services are unique and can be distinguished from its competitors, as the Company provides retail software solutions compared to the online software offered by its competitors. Additionally, the Company provides its solutions to small-to-medium-sized commercial and tribal casinos, while its competitors typically focus on larger casino operators.

Principal Security Holders

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
William Stearns	2,338,024 shares of common stock	22.19%	22.01%

Directors and Officers of the Company

The directors and officers of the Company are listed below along with their positions for the past three (3) years:

Directors

The Company's board of directors (the "Board") is composed of William Stearns and Ernest Matthews.

Name	William Stearns

Current Position and Title	Chairman of the Board and President of the Company
Date of Board Service	September 1999 – Present
Responsibilities	Making major corporate decisions, driving the direction of the Company, supervising other officers and employees, and overseeing the growth plans of the Company; as President, he is accountable to the Board and shareholders of the Company and is often the public face of the Company
Principal Occupation	President of the Company

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES
Internet Sports International, Ltd.	Chairman/ President	Sports betting-related products and services	September 1999 – Present

Name	Ernest Matthews
Current Position and Title	Secretary of the Board, Vice President, and General Counsel of the Company
Responsibilities	Serving as backup leader to the President, overseeing contract negotiations and drafting contracts on behalf of the Company, dealing with regulators in jurisdictions in which the Company operates, documenting the Board's meetings and preparing minutes, including discussions and deliberations carried out during such meetings, and recording the Board's resolutions and voting results and retaining them in a special and organized register
Date of Board Service	September 1999 – Present
Principal Occupation	Vice President of the Company/General Counsel

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES

Internet Sports International, Ltd.	Secretary/ Vice President/ General Counsel	Sports betting-related products and services	September 1999 – Present

Officers

William Stearns, Ernest Matthews, and Darren Bradway are the officers of the Company (the "Officers").

Name	Darren Bradway
Current Position and Title	Chief Financial Officer and Head of Risk Management
Responsibilities	Managing the financial actions of the Company, including tracking cash flow, analyzing strengths and weaknesses to propose corrective action plans when necessary, and preparing accurate forecasts so that management can make informed decisions about future investments or cuts
Date of Service	December 2022 – Present
Principal Occupation	Chief Financial Officer

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	**TITLES**	**PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES**	**DATES**
Internet Sports International, Ltd.	Chief Financial Officer, Head of Risk Management, Risk Manager	Sports betting-related products and services; responsibilities included analyzing risk and trading involved in the Company's sports and race wagering business, including margin management, customer onboarding, and recruitment/training	February 2020 – Present

Biographical Information

William "Bill" Stearns

Bill, one of the co-founders of ISI in 1999, presently acts as the President and Chairman of the Board. Before his involvement with ISI, Bill garnered experience in the food and beverage sector as the co-owner of Chillers, boasting eight restaurants spread across the United States. He also held the positions of Director of Sales and Co-owner at Travaco Management Systems, a travel management software firm. Bill is an alumnus of the Georgia Institute of Technology, holding a B.S. in Management Science with the highest honors in marketing.

Ernest Matthews

Ernest, a co-founder of ISI in 1999, presently holds the position of Vice President at ISI and serves as the President of ISI Maritime. He is a member of the International Masters of Gaming Law, where he previously won its President's Award. Before his tenure at ISI, Ernest owned Matthews International, a consulting firm focusing on joint ventures and strategic alliances. Prior to this role, Ernest worked with highly acclaimed legal practices, McKay, Chadwell & Matthews, and Hacker Matthews, both of which held AV ratings. Ernest is an alumnus of Vanderbilt University and Vanderbilt University Law School.

Darren Bradway

After completing a Bachelor of Science in Business Administration with a focus on Accounting from the University of Nevada, Las Vegas in December 2020, Darren earned his Master of Science in Accounting from the same institution in 2022. Darren started his journey with the Company in November 2017 as tech support and progressed to a role in risk management by February 2020. Throughout 2021 and into 2022, Darren continued to serve as a Risk Manager for ISI, with his leadership expanding into the dual role of Chief Financial Officer and Head of Risk Management from December 2022 to the present.

The Offering

Terms of Securities Offering

The Company will be offering up to 83,185 Shares of common stock through this Offering.

Price	$1.44
Target Offering Amount	$24,999.84
Target number of securities being offered	17,361
Maximum Offering Amount	$119,786.40
Maximum number of securities being offered	83,185
Oversubscriptions	Oversubscriptions will be accepted at the discretion of the Intermediary or the Company, not to exceed the Maximum Offering Amount.
Deadline to reach the target offering amount	September 1, 2024
Method of determination of Share Price	The Company has arbitrarily set the price of the Shares at $1.44 per Share.

Voting Rights and Limitations

VOTING RIGHTS

The Shares carry voting rights.

LIMITATIONS ON VOTING RIGHTS

Every shareholder of record shall have the right at every shareholders' meeting to one (1) vote for every Share standing in his or her name on the books of the corporation.

MODIFICATION OF TERMS

A supermajority vote of shareholders (or two thirds of the outstanding Shares) is required to amend the Company's Articles of Incorporation, bylaws, and shareholder agreement.

OTHER MATERIAL TERMS

See Appendix 3 – Articles of Incorporation, Appendix 4 – Articles of Amendment, and Appendix 5 – Bylaws for more information about the rights of the Shares.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the Company, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See Appendix 2 – Subscription Agreement for additional information.

Other Outstanding Securities

The Company has authorized 20,000,000 Shares of common stock, of which 10,744,683 Shares are outstanding.

Additionally, the Company has two outstanding warrants: (i) the first warrant provides the purchaser the right to purchase 21,000 Shares of the Company's common stock for $10.00 and is set to expire September 1, 2024 or upon the sale, merger, or initial public offering of the Company, whichever is earlier; and. (ii) the second warrant provides the purchaser the right to purchase 10,500 Shares of the Company's common stock for $1.00 and is set to expire January 1, 2025 or upon the sale, merger, or initial public offering of the Company, whichever is earlier.

Valuation of Securities Being Offered

PRE-MONEY VALUATION

The Company has set its pre-money valuation at $15,500,000.

VALUATION DETAILS

The Company has set its pre-money valuation based on an internal valuation of its intellectual property and current operations. This valuation has been set by the management of the Company and is arbitrary.

The Company has arbitrarily set $1.44 as the price of one Share of common stock.

Other Exempt Offerings

The Company has not sold securities through any exemption to registration over the past three (3) years.

Use of Proceeds

The Company intends to use the proceeds raised through this Offering (the "Proceeds") for working capital purposes, as described in the table and subsequent description below. However, the Company reserves the right to use the Proceeds for other purposes not described herein, at the Company's discretion.

	IF TARGET OFFERING AMOUNT REACHED		IF MAXIMUM OFFERING AMOUNT REACHED	
	$	%	$	%
Total Proceeds	**24,999.84**	**100**	**119,786.40**	**100**
Intermediary Fees*	1,749.99	7	8,385.05	7
Working Capital	23,249.85	93	111,401.35	93
Total Use of Net Proceeds	**24,999.84**	**100**	**119,786.40**	**100**

* The Company shall pay to Mundial a fee of three percent (3%) of the Proceeds raised from investors in the Offering who were introduced by the Company; the Company shall pay to Mundial six percent (6%) of the Proceeds raised from investors in the Offering who were introduced by Mundial. Additionally, the Company shall

pay to Mundial securities representing one percent (1%) equity at the completion of the Offering. The fees listed above represent the maximum the Company would pay to Mundial under this fee schedule.

Working Capital

The Company intends to use most of the Proceeds for working capital purposes, including acquiring and installing sports-betting kiosks within tribal casinos. The Company plans to procure and distribute up to one thousand iSports Stand kiosks; the Company expects smaller casinos to purchase between two and four kiosks each, whereas larger casinos are expected to acquire four to twelve kiosks. Consequently, the Company must ensure ample inventory availability to accommodate these impending orders.

Testing the Waters

The Company has not made use of written communication or broadcast script to test the waters.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company will work through Mundial, a FINRA compliant regulated broker-dealer, to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

REMUNERATION FOR BROKER-DEALER

Remuneration for Mundial will be paid upon successfully reaching the Target Offering Amount. Mundial will be paid three percent (3%) of the amount raised from investors introduced by the Company and six percent (6%) for investors introduced by Mundial, to be withdrawn directly from the escrow account at each close of the Offering. Additionally, the Company shall pay to Mundial securities representing one percent (1%) equity at the completion of the Offering.

If the Target Offering Amount is not reached, the Company will pay to Mundial the greater of ten thousand dollars ($10,000.00) or all out-of-pocket costs incurred by Mundial in enabling the Offering to be displayed on the Mundial platform.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the Company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact the Company's financial performance.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to conduct its ordinary business operations. The Company's vendors may experience unexpected financial difficulties, given unemployment rates and illness amongst employees, and thus default on or delay their contractual obligations which in turn would impact the Company's ability to meet its obligations.

Industry Risk Factors

FAILURE TO PROTECT INTELLECTUAL PROPERTY RIGHTS

If the Company fails to adequately protect its proprietary intellectual property rights, the Company's competitive position could be impaired and it may lose valuable assets, generate less revenue, and incur costly litigation to protect its rights.

The Company's success is dependent, in part, upon protecting the Company's proprietary technology. The Company may file for patent protection of its technologies in the future, but there is no assurance that any patents ultimately will be issued. The Company may seek copyrights, trademarks, and service marks to protect its branding assets. The Company may rely on trade secret laws and contractual provisions to establish and protect the Company's proprietary rights. However, the steps the Company takes to protect its intellectual property may be inadequate. Any patents issued in the future may not provide the Company with competitive advantages; parents may be successfully challenged by third parties in the future. Any of the Company's patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through litigation or other processes. There can be no guarantee that others will not develop similar products, duplicate any of the Company's products, or design around the Company's patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite the Company's precautions, it may be possible for unauthorized third parties to copy the Company's products and use information that the Company regards as proprietary to create products and services that compete with those of the Company. Failure to adequately protect the Company's intellectual property could harm the Company's brand, devalue the Company's proprietary content, and affect the Company's ability to compete in the marketplace, which could have a material adverse effect on the Company's business, financial condition or results of operations.

FAILURE TO STAY COMPETITIVE

The markets in which the Company participates are competitive, and if the Company does not compete effectively, the Company's operating results could be harmed. The Company believes that the market for its products will continue to grow and that the growth of the market could prompt other companies to develop and market products such as those offered by the Company. The Company expects that its competitors may range from start-up organizations to larger, incumbent institutions that internally develop products that compete with the Company's products directly or that could be superior to those of the Company in certain respects.

For these reasons, the Company may not be able to compete successfully against the Company's future competitors, which may harm the Company's business, operating results, and financial condition.

HIGHLY REGULATED INDUSTRY

The Company and its customers operate in the gambling/gaming industry, which is subject to onerous regulations. There is a risk that the Company's future prospects could be harmed by changes to the regulatory framework which governs the gambling/gaming industry. There is also a risk that the Company's business could be adversely affected by failure to attain proper licensures and other certifications.

Company Risks Factors

FAILURE TO SCALE BUSINESS

The Company may not be able to scale its business efficiently and quickly, and the Company's operating results could be harmed.

FAILURE TO EXPAND SALES AND MARKETING

Failure to effectively develop and expand the Company's sales and marketing capabilities could harm the Company's ability to increase its customer base and achieve broader market acceptance of the Company's products.

KEY PERSONNEL

The Company is dependent on its key personnel. If anything catastrophic were to happen to the Company's key personnel, the future of the Company may be negatively impacted. The Company's success depends on the experience and skill of the Board of Directors, its executive Officers, and key employees. To be successful, the Company needs people to run its day-to-day operations. As the

Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. Furthermore, the Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. The Company expects to face intense competition for highly skilled personnel.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competition may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

LITIGATION

There is a risk that the Company's financial performance will be negatively impacted by present and future lawsuits and litigation. As of the date of this Form C, the Company is involved in two ongoing lawsuits; the outcomes of such suits could go against the interests of the Company and could negatively impact the Company's financial performance. Even if the Company is successful in defending any claims made against it, defending against such claims could prove costly to the Company. This could delay or prevent the Company from achieving its financial goals and impact its ability to obtain financing to fund its operations in the future.

BUSINESS PROJECTIONS

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that the Company will able to provide the service at a level that allows the Company to make a profit and still attract business.

VALUATION DIFFICULT TO ASSESS

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment. The Company has priced the Shares arbitrarily.

LIMITED TRANSFERABILITY OF THE SECURITIES

Any Shares purchased through this Offering are subject to limitations of transfer, including restrictions set by law. This means that the Share(s) that you purchase cannot be resold for at least a period of one year. An exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce; however, the Company has placed restrictions on the transferability of the Shares.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company may raise additional capital through sales of its securities in the future. Issuing additional equity may require bringing on more investors and securing more investors could require pricing the Company's equity below its current price. In addition, your overall ownership percentage may decrease with the addition of more investors. If so, your investment could lose value as a result of such dilution.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if the Company needs to raise more equity capital from the sale of its common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

The Company's success will be substantially dependent upon the discretion and judgment of the Company's management team with respect to the application and allocation of the Proceeds of this Offering. The use of Proceeds described herein is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to reallocate portions of the net Proceeds reserved for one category to another and will have broad discretion in doing so.

PROJECTIONS: FORWARD-LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding the Company's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of the Company's operations and will not have been reviewed by the Company's independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

MINORITY HOLDERS

By purchasing Shares, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after the creditors of the Company have been paid. Moreover, investors in this Offering may have fewer rights than those of other investors and will have limited influence on the business decisions made by the management of the Company.

TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

It is possible that competitors will be able to design around the Company's intellectual property, invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value could be adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the Company's intellectual property is deemed unenforceable, the Company could lose any potential revenue it might be able to raise by entering into sublicenses.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once the Target Offering Amount is met, the Company may request that the Intermediary instruct the escrow agent to disburse Offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become investors in the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the terms of the Offering, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an Offering, the Company must file an amendment to the Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will have no such right.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute the Company's business plan, and the Company's continued operations could be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and may impact its forecasted need for capital.

POSSIBLE DILUTION

Additional Shares may be issued in the future, which would dilute the share ownership of investors and decrease Share value.

RISKS RELATED TO MINORITY OWNERSHIP FACTORS

Investors in this Offering will not have any input on decisions made by the Board and/or the principal stockholders. Investors in this Offering may have less rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as: corporate reorganization, merger, acquisition, asset-based borrowing, additional issuances of securities, and Share repurchases, may disproportionately affect minority shareholders. The effects may include, but may not be limited to, the dilution of the value of Shares and the loss of the holder's voting rights, if any were available. Furthermore, there is a risk that future financing activities may result in pricing the Company's Shares below the price at which they were originally purchased.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of Proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first twelve (12) months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

In addition to the risks listed above, risks and uncertainties not presently known, or which the Company consider immaterial as of the date of this Form C, may also have an adverse effect on the Company's business and result in the total loss of your investment.

Investing Process

To invest in an offering, Investors must go to the Mundial platform at https//www.isifund.com. Mundial collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering ("KYC/AML") check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-United States residents may not be able to participate in the Offering due to local securities laws.

You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with West Town Bank & Trust, an independent escrow agent, during the raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 2 – Subscription Agreement. It is a two-way agreement between the Company to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is cancelled.

Progress During an Offering

The Mundial investor marketplace at https//www.isifund.com will display on the Company's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Mundial.

Target Offering Amount and Maximum Offering Amount

The Company has set a minimum Target Offering Amount and a Maximum Offering Amount for this Offering. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering, the Offering is cancelled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Company will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline of the Offering period (a "Close"). The Close date can be found in the Offering materials and on the Company's Offering page on the https//www.isifund.com platform. For example, if the deadline is December 24th, you can cancel until December 22 at 11:59 PM Eastern time. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48-hour period.

CANCELLATION PROCESS & CANCELLING A COMMITMENT TO PURCHASE SECURITIES

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering materials.

The Intermediary will notify investors when the Target Offering Amount has been met.

If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new offering deadline (absent a material change that would require and extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to this Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

You cancel your investment commitment directly on the https//www.isifund.com platform. If you need any assistance at any point, please reach out to the Mundial team at info@mundialfg.com.

Related Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

There have been no transactions between the Company and a related party over the past twelve (12) months.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

The financial statements provided by the Company have been certified by the Chairman and President of the Company but have not been reviewed or audited by a certified public accountant independent of the Company.

Operating History

The Company was founded in 1999 and has operated continuously since.

Current Condition and Historical Results

PRE-RAISE LIQUIDITY & CAPITAL RESOURCES

The Company has access to pre-existing lines of credit.

POST-RAISE LIQUIDITY & DEPENDENCE ON THE OFFERING

The Company anticipates it will use the Proceeds raised in this Offering for working capital purposes, including using the Proceeds to acquire and install sports-betting kiosk inventory.

The Company does not believe its viability will depend on the success of this Offering. The Company intends to use available cash for working capital purposes over the next six months. The Company believes these historical results and cash flows are representative of its performance.

RESULTS OF OPERATIONS

In 2023, the Company saw its total assets decrease to $1,351,147 from $1,393,594 in 2022, a decrease of approximately 3%; the Company attributes the decline in total assets to a net decrease in cash and kiosk inventory.

In 2023, the Company saw its cash and cash equivalents decrease to $458,543 from $810,897 in 2022, a decrease of approximately 43%; the Company attributes the decline in cash and cash equivalents to an unexpected loss in sports wagering wins in relation to the National Football League (the "NFL"). Typically, sportsbooks accrue around 10% of NFL wagers, while the Company has historically earned between 12% to 14%. However, in 2023, earnings were significantly lower, at less than 8%. The Company anticipates this percentage to be cyclical and expects a future period where the Company may experience a notably higher earnings percentage.

In 2023, the Company saw its revenues decrease to $750,056 from $2,569,057 in 2022, a decrease of approximately 71%. The Company associates the decrease in revenue to the Company's decision to retain one of its contracts, leading to the receipt of a one-time payment surpassing $1,000,000.00 for contract exit and approximately $300,000.00 for consultancy. Furthermore, the Company faced revenue loss following the unfortunate passing of one of its key personnel. Despite this setback, the Company has managed to offset these lost revenues by acquiring new casino clients in Washington and Arizona. The Company anticipates these Arizona establishments to open in May 2024.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2023 UNAUDITED)	PRIOR FISCAL YEAR-END (2022 UNAUDITED)
Total Assets:	$1,351,147	$1,393,594
Cash & Cash Equivalents:	$458,543	$810,897
Accounts Receivable:	$220,542	$336,459
Short-term Debt:	$129,061	$139,489
Long-term Debt:	$935,622	$689,767
Revenues/Sales:	$750,056	$2,569,057
Cost of Goods Sold:	$103,701	$595,579
Taxes Paid:	$0	$0
Net Income:	$(277,874)	$688,093

See Appendix 1 – Financial Statements for the balance sheet (unaudited), statement of profit and loss (unaudited), and officer certification.

Outstanding Indebtedness

CREDITOR	AMOUNT OUTSTANDING	INTEREST RATE	MATURITY DATE	OTHER MATERIAL TERMS
American Express	$152,996.66	11.15%	1/24/2026	Payable monthly
Brandt England Living Trust	$60,000.00	8%	12/10/2026	Payable monthly; interest-only loan
Native Games, LLC	$38.838.00	0%	12/31/2024	Payable monthly; loan advance related to inventory payment, to be paid from time to time, at the Company's discretion
Small Business Administration	$325,000.00	3.75%	12/31/2052	Payable monthly; COVID-19 Economic Injury Disaster Loan

Total Income, Taxable Income, and Total Tax

As of the date of this Form C, the Company has requested an extension for its 2023 tax return. For 2022, the Company's total income, taxable income, and total tax were as follows:

- 2022 Total Income: $2,569,057;
- 2022 Taxable Income: $688,093; and
- 2022 Total Tax: $0 (the taxable income was offset against a net operating loss).

Forward-Looking Statements

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of

similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Other Material Information

Neither the Company nor its management are subject to the disqualification provisions of Rule 503(a) of Regulation Crowdfunding. Furthermore, neither the Company nor its management have any events to disclose under Rule 201(u) of Regulation Crowdfunding.

Appendix 1 – Financial Statements (unaudited)

INTERNET SPORTS INT. LTD.

FINANCIAL STATEMENTS

WITH ACCOUNTANTS' COMPILATION REPORT

DECEMBER 31, 2023 and 2022



CAMPBELL & HOULDSWORTH CPA'S

ACCOUNTANTS' COMPILATION REPORT

Board of Directors
INTERNET SPORTS INT. LTD.
Las Vegas, Nevada

We have compiled the accompanying balance sheets – income tax basis of INTERNET SPORTS INT. LTD. as of December 31, 2023 and 2022 and the related statements of income and retained earnings – income tax basis, for the years then ended. Statement of changes in shareholder's equity and the statement of earnings before interest, taxes, depreciation, amortization for the year then ended December 31, 2023. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with tax basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Our responsibility is to conduct the compilation in accordance with Statements on Standard for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

As of and for the years ended December 31, 2022 and 2023, we were not independent with respect to Internet Sports International, Ltd.

Campbell & Houldsworth, CPA's

March 15, 2024

6077 S. Fort Apache Road Suite 100, Las Vegas, NV 89148
Office: 702-256-5050 / Fax: 702-256-8822

Balance Sheets (unaudited)

INTERNET SPORTS INT. LTD.

BALANCE SHEETS – INCOME TAX BASIS

December 31, 2023 and 2022

ASSETS

	2023	2022
CURRENT ASSETS		
Cash	$ 458,543	$ 810,897
Inventory	131,983	15,902
Accounts Receivable	220,542	336,459
Employee Advances	40,119	40,119
Subsidiary Receivable	231,934	(19,213)
	1,083,121	1,184,164
PROPERTY AND EQUIPMENT - Net	124,434	107,400
Prepaid License Fees	143,592	102,030
	$1,351,147	$1,393,594

LIABILITIES AND SHAREHOLDER'S EQUITY

	2023	2022
CURRENT LIABILITIES		
Accrued Liabilities	$ 117,410	$ 139,489
Current Portion	11,651	0
	129,061	139,489
LONG-TERM LIABILITIES		
Long Term Note (Note 2 and 3)	565,000	266,193
Native Games (Note 4)	51,138	104,438
SBA EIDL Loan (Note 5)	319,484	319,136
	935,622	689,767
SHAREHOLDER'S EQUITY		
Common Stock - par value – (Note 6)		
20,000,000 shares authorized		
10,537,398 shares issued and O/S	3,512,967	3,340,068
Treasury Stock	(45,750)	(45,750)
Retained Earnings	(3,180,753)	(2,729,980)
	286,464	564,338
	$1,351,147	$1,393,594

See accompanying accountant's compilation report.

Statements of Income and Retained Earnings (unaudited)

INTERNET SPORTS INT. LTD.

STATEMENTS OF INCOME AND RETAINED EARNINGS – INCOME TAX BASIS

For the years ended December 31, 2023 and 2022

	2023	2022
SALES	$ 750,056	$ 2,569,057
COST OF GOODS SOLD	103,701	595,579
GROSS PROFIT	646,355	1,973,478
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	0	130,559
Computer software and web fees	19,802	9,729
Compliance Fees	46,073	64,644
Depreciation	57,072	69,944
Dues & subscriptions	394	790
Expendable equipment	20,235	48,186
Insurance	1,636	1,730
License Fees	6,689	8,157
Management fees	180,000	360,000
Postage and freight	56,650	6,881
Professional services	367,610	385,412
Office	14,753	12,422
Salaries and wages	160,591	134,572
Travel and entertainment	61,748	56,759
	993,253	1,289,785
NET INCOME FROM OPERATIONS	(346,898)	683,693
OTHER INCOME		
Interest Income	6,321	0
Misc. Income	69,587	5,700
	75,908	5,700
OTHER EXPENSE		
Interest Expense	6,884	1,300
	6,884	1,300
NET INCOME	(277,874)	688,093
RETAINED EARNINGS, Beginning of year	(2,729,980)	(3,418,073)
PRIOR PERIOD ADJUSTMENT	(172,899)	0
RETAINED EARNINGS, End of year	$(3,180,753)	$(2,729,980)

See accompanying accountant's compilation report.

Statements of Changes in Shareholder's Equity (unaudited)

INTERNET SPORTS INT. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2023

	Common Shares	Amount	Treasury Stock	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	10,537,398	$3,340,068	$ (45,750)	$(2,729,980)	$ 564,338
NET CHANGE	0	$ 172,899	$	$ (450,773)	$ (277,874)
BALANCE, END OF YEAR	10,537,398	$3,512,967	$ (45,750)	$(3,180,753)	$ 286,464

See accompanying accountant's compilation report.

Notes to the Financial Statements (unaudited)

INTERNET SPORTS INT. LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - DESCRIPTION OF BUSINESS, HISTORY & SUMMARY OF SIGNIFICANT
POLICIES

Description of Business
Internet Sports International Ltd. (hereinafter referred to as the "Company") is an
equipment leasing company relating to kiosk to gaming casinos throughout the United
States. The Company is a C Corporation for tax purposes.

Basis of Presentation
The summary of significant accounting policies is presented to assist in understanding
the Company's financial statements.   The financial statements and notes are
representations of the Company's management, which is responsible for their content.
The accounting policies conform with a method of accounting other than generally
accepted accounting principles ("US GAAP") and have been consistently applied in
preparation of the financial statements. The financial statements are prepared on the
tax basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with tax basis of accounting,
requires management to make estimates and assumptions that affect the reported
amounts in the financial statements and accompanying notes. The Company bases its
estimates and judgments on historical experience and on various other assumptions
that it believes are reasonable under the circumstances. These estimates are based on
management's knowledge about current events and expectations about actions the
Company may undertake in the future.   Actual results could differ materially from
those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt
securities with a maturity of three months or less to be cash equivalents.

Property & Equipment
Property & Equipment are stated at cost less accumulated depreciation. Depreciation is
provided by using Income Tax Methods over the estimated useful lives of the assets.
The cost of repairs and maintenance is charged to expense as incurred. Expenditures
for property betterments and renewals are capitalized.

Upon sale or other disposition of a depreciable asset, cost and accumulated
depreciation are removed from the accounts and any gain or loss is reflected in other
income (expense).

The Company periodically evaluates whether events and circumstances have occurred
that may warrant revision of the estimated useful life of fixed assets or whether the
remaining balance of fixed assets should be evaluated for possible impairment. The
Company uses an estimate of the related undiscounted cash flows over the remaining
life of the fixed assets in measuring their recoverability.

INTERNET SPORTS INT. LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)

The following information depicts the break-out of the Companies fixed assets:

	2023	2022
Computer Equipment	$ 32,147	$ 32,147
Misc. Equipment	35,499	28,483
Kiosks	228,231	161,141
Servers	48,827	48,827
Less: Accumulated Depreciation	(220,270)	(163,198)
Total Fixed Assets	$ 124,434	$ 107,400

Advertising

The company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

ASC 740-10-25, Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC 740-10-25, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. ASC 740-10-25 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Stock Option Plan

The Company currently has no stock option plans.

NOTE 2 – LOAN PAYABLES

There are 2 convertible notes totaling $265,000. Notes will be converted to stock within 24 months.

INTERNET SPORTS INT. LTD.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 3 – LONG TERM LOAN

There is a long term note to an individual that is paid in monthly interest only installments of $2,000 per month. A balloon payment will be made in the amount of $300,000 in December 2026. The interest rate is 8%.

NOTE 4 – LONG TERM NOTE

There is a long term note from Native Games which is paid in monthly installments, with no interest. The year-end balance is $51,138.

NOTE 5 – LONG TERM NOTE

There is a long-term note from the SBA relating to a disbursement from the EIDL Loan. This note is a 30-year fixed with monthly payments of $1,510.00 with an interest rate of 3.75% and has a year-end balance of $331,135. The current portion of the liability is $11,651.

NOTE 6 – PRIOR PERIOD ADJUSTMENT

The prior period adjustment relates to Common Stock and re-allocation of initial investment in Company.

Total Income, Taxable Income, and Total Tax (unaudited)

As of the date of this Form C, the Company has requested an extension for its 2023 tax return. For 2022, the Company's total income, taxable income, and total tax were as follows:

- 2022 Total Income: $2,569,057;

- 2022 Taxable Income: $688,093; and

- 2022 Total Tax: $0 (the taxable income was offset against a net operating loss).

Officer Certification

I, William Stearns, certify that:

(1) the financial statements of Internet Sports International, Ltd. included in this Form are true and complete in all material respects; and

(2) the tax return information of Internet Sports International, Ltd. included in this Form reflects accurately the information reported on the tax return for Internet Sports International, Ltd. filed for the fiscal year ended 2022.

s/William Stearns

William Stearns, Chairman and President (Principal Executive Officer)

April 22, 2024

Appendix 2 – Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Internet Sports International, Ltd.
7250 Peak Drive
Suite 210
Las Vegas, Nevada 89128

The undersigned understands that Internet Sports International, Ltd., incorporated under the laws of the State of Washington (the "Company"), is offering shares of common stock (the "Securities") up to an aggregate amount of $119,786.40 in a Regulation CF Offering (the "Offering"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Description of Securities.** The Company is offering shares of common stock at One Dollar and Forty-Four Cents ($1.44) per share.

3. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned after a closing of the Offering or (a "Closing"). Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

4. **Payment for Securities.** Payment for the Securities shall be received by West Town Bank & Trust (the "Escrow Agent") from the undersigned in the form of immediately available funds or other means approved by the Company. Such payment should be received at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of the State of Washington, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to a closing of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned acknowledges that no federal or state agency has reviewed or passed upon the merits or risks of an investment in the Securities or made any finding or determination regarding the fairness or advisability of this investment.

c) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof except as permitted under the Securities Act and applicable State Securities Laws. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

f) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop or may not provide the undersigned with liquid access to capital. Consequently, the undersigned acknowledges and accepts that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

g) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9. **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. **Waiver of Jury Trial.** THE UNDERSIGNED VOLUNTARILY AND KNOWINGLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **Dispute Resolution.**

    a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to conflict of law principles thereof.

15. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **Electronic Subscription.** The undersigned shall provide certain information to the Company, such as his or her name, email address, address, and subscription amount, and select "accept," or the equivalent action of acceptance, to confirm the personal information and investment of the undersigned through the platform hosting the Offering ("Electronic Acceptance"), and such Electronic Acceptance shall constitute the electronic signature of the undersigned and his or her desire to be bound to this Subscription Agreement and accepted as an investor in the Company. Each party hereto agrees to the following:

    a) the electronic signature of the undersigned, as provided through Electronic Acceptance, is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the undersigned;

    b) the Company's acceptance of the undersigned's subscription and electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company; and

c) each party's execution and delivery of this Subscription Agreement as provided in this Section 16 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

17. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Internet Sports International, Ltd. 7250 Peak Drive Suite 210 Las Vegas, Nevada 89128
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement according to the terms herein:

Appendix 3 – Articles of Incorporation

2-604888-4
UBI# 601 941 650

Val: 03/22/1999 - 222305
$185.00 on 03/22/1999
Check - 02/21/1999 - 2336

FILED
STATE OF WASHINGTON
MAR 22 1999
RALPH MUNRO
SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
INTERNET SPORTS INTERNATIONAL, LTD.

The undersigned hereby executes the following Articles of Incorporation for the purpose of forming a corporation under the Washington Business Corporation Act (Revised Code of Washington, Title 23B).

ARTICLE I

Name

The name of this corporation is Internet Sports International, Ltd.

ARTICLE II

Authorized Capital Stock

This corporation is authorized to issue, in the aggregate, TWENTY THOUSAND (20,000) shares of a single class of stock with no par value.

ARTICLE III

No Preemptive Rights

Shareholders of this corporation shall have no preemptive rights to acquire additional shares issued by the corporation.

ARTICLE IV

Director Liability

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (ii) conduct which violates RCW 23B.08.310 of the Washington Business Corporation Act, pertaining to unpermitted distributions to shareholders or loans to directors, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any repeal

or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE V

Indemnification

The corporation shall indemnity its directors against all liability, damage, or expense resulting from the fact that such person is or was a director, to the maximum extent and under all circumstances permitted by law; except that the corporation shall not indemnity a director against liability, damage, or expense resulting from the director's gross negligence.

ARTICLE VI

Amendment

This corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation in any manner now or hereafter permitted by statute. All rights of shareholders of the corporation and all powers of directors of the corporation are granted subject to this reservation.

ARTICLE VII

Actions Requiring Supermajority Shareholder Vote

Without the affirmative vote of two-thirds of the outstanding shares of the common stock of this corporation, the corporation will not:

a. Issue shares of stock of any additional class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or warrants or other instruments evidencing rights or options to subscribe for, or otherwise acquire such shares;

b. Redeem, purchase or otherwise acquire shares of its own stock;

c. Purchase, other than in the ordinary course of business, assets having a cost equivalent to or greater than fifty (50%) percent of the net worth of this corporation as reflected on the balance sheet most recent to the date of such purchase;

d. Invest through the acquisition of shares of capital stock, partnership interests or otherwise, in business entities engaged in business ventures, other than through the establishment of wholly-owned subsidiaries and entities which engage in restaurant and gaming operations;

e. Amend any employment agreement, or alter the terms set forth therein, between the corporation and any shareholder employed by the corporation; employ any member of the family of a shareholder; or enter into any transaction with any member of the immediate family of a shareholder;

    f. Make any loans or advances other than to employees, customers or suppliers in the ordinary course of business;

    g. Merge this corporation into another corporation or merge one or more other corporations into this corporation;

    h. Approve the acquisition by another corporation of all of the outstanding shares of one or more classes or series of this corporation;

    i. Sell, lease, exchange or otherwise dispose of all, or substantially all, of the corporation's property other than in the usual and regular course of business;

    j. Amend these Articles of Incorporation;

    k. Amend the Bylaws of this corporation if such amendment substantially adversely affects the rights of any shareholder of the corporation; or

    l. Amend the Shareholder Agreement.

ARTICLE VIII

Initial Directors

The initial Board of Directors of this corporation consists of four (4) directors. The names and addresses of such directors are as follows:

Russell Maw:	1860 E. Andreas Road Palm Springs, CA 92262
Robert Thomas:	1860 E. Andreas Road Palm Springs, CA 92262
William Stearns:	1860 E. Andreas Road Palm Springs, CA 92262
Ernest C. Matthews IV:	734 Broadway East, #205 Seattle, WA 98102

These initial directors shall serve until the next annual meeting of shareholders or until the election and qualification of their successors. The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation.

ARTICLE VIII

Registered Office and Agent

A. The street address of this corporation's initial registered office is 701 Fifth Avenue, Suite 7201, Seattle, Washington 98104.

B. Ernest C. Matthews IV is the corporation's initial registered agent at such office.

ARTICLE IX

Incorporator

The name and address of the incorporator is as follows:

Ernest C. Matthews IV: 701 Fifth Avenue
Suite 7201
Seattle, WA 98104

DATED this 20th day of February, 1999.

Ernest C. Matthews IV
Incorporator

CONSENT TO APPOINTMENT AS REGISTERED AGENT

I, Ernest C. Matthews IV, hereby consent to serve as registered agent, in the State of Washington, for the following corporation: Internet Sports International, Ltd. I understand that as agent for the corporation, it will be my responsibility to accept service of process in the name of the corporation; to forward all mail and license renewals to the appropriate officer(s) of the corporation; and to immediately notify the Office of the Secretary of State of my resignation or of any changes in the address of the registered office of the corporation for which I am agent.

Dated: February 20, 1999.

Ernest C. Matthews IV
701 Fifth Avenue
Suite 7201
Seattle, Washington 98104

Appendix 4 – Articles of Amendment



WASHINGTON
Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 03/27/2024
Effective Date: 03/27/2024
UBI #: 601 941 650

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
INTERNET SPORTS INTERNATIONAL, LTD

UBI Number:
601 941 650

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
7250 PEAK DR STE 210, LAS VEGAS, NV, 89128-9029, UNITED STATES

Principal Office Mailing Address:
7250 PEAK DR STE 210, LAS VEGAS, NV, 89128-9029

Expiration Date:
03/31/2025

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
03/22/1999

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

BUSINESS NAME

Business Name:
INTERNET SPORTS INTERNATIONAL, LTD

REGISTERED AGENT   RCW 23.95.410

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 202403250021722 - 1
Received Date: 03/27/2024
Amount Received: $150.00

Registered Agent Name	Street Address	Mailing Address
BUSINESS FILINGS INCORPORATED	711 CAPITOL WAY S, SUITE 204, OLYMPIA, WA, 98501, UNITED STATES	711 CAPITOL WAY S, SUITE 204, OLYMPIA, WA, 98501, UNITED STATES

ADOPTION OF ARTICLES OF AMENDMENT

DURATION

Duration:
PERPETUAL

EFFECTIVE DATE

Effective Date:
03/27/2024

DATE OF ADOPTION

Date of Adoption:
01/01/2019

CORPORATE SHARES – AMENDED

Number of Authorized shares:
20000000
Class of Shares:
Common Stock: - **Yes** Preferred Stock : - **No**
Did your share information change? - **Yes**
Implementation plan for change: **BASED ON A SHAREHOLD VOTE, THE CORPORATION WAS AUTHORIZED TO INCREASE THE AUTHORIZED SHARES FROM 20,000 TO 20,000,000. ORIGINALLY, THE SHARES WERE NO PAR VALUE. THE SHARES NOW HAVE A PAR VALUE OF $.001. THE PERCENTAGE OF OWNERSHIP OF SUCH SHARES OF THE THEN EXISTING SHAREHOLDERS WERE NOT CHANGED.**

RETURN ADDRESS FOR THIS FILING

Attention:
ERNEST C MATTHEWS

Email:
ERNEST@ISISPORTS.COM

Address:
7250 PEAK DR, SUITE 210, LAS VEGAS, NV, 89128, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
No Value Found.			

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
No Value Found.	

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2024032500211722 - 1
Received Date: 03/27/2024
Amount Received: $150.00

55

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
INDIVIDUAL

First Name:
ERNEST

Last Name:
MATTHEWS

Title:
VICE PRESIDENT

This document is a public record. For more information visit www.sos.wa.gov/corps

Work Order #: 2024032500211722 - 1
Received Date: 03/27/2024
Amount Received: $150.00

Appendix 5 – Bylaws

BYLAWS
OF
INTERNET SPORTS INTERNATIONAL, LTD.

ARTICLE I

Registered Office and Registered Agent

The registered office of the corporation shall be located at 7201 Columbia Seafirst Center, 701 Fifth Avenue, Seattle, WA 98104, and the registered agent shall have a business office identical with such registered office. The corporation may have other offices, either within or without the state of Washington as may be fixed from time to time by the board of directors upon filing of such notices as may be required by law. Any change in the registered agent or registered office shall be effective upon filing such change with the office of the Secretary of State of the State of Washington.

ARTICLE II

Shareholders' Meetings

Section 1. Annual Meetings. Special meetings of the shareholders of this corporation, for the purpose of election of directors and for such other business as may come before it, shall be held at the principal office of the corporation, or at such other place as may be designated by the notice of the meeting. The annual meeting of the shareholders shall be at the date and time each year designated by the board, but in case such day shall be a legal holiday, the meeting shall be held at the same hour and place on the next succeeding day not a holiday.

Section 2. Special Meetings. Special meetings of the shareholders of the corporation may be called at any time by the holders of twenty-five percent (25%) of the voting shares of the corporation, or by the president, or by a majority of the board of directors. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for said meeting. The board of directors may designate any place as the place of any special meeting called by the president or the board of directors, and special meetings called at the request of shareholders shall be held at such place as may be determined by the board of directors and placed in the notice of such meetings.

Section 3. Notice of Meetings. Written notice of annual or special meetings of shareholders stating the place, day, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by the secretary or persons authorized to call the meeting to each shareholder of record entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than sixty (60) days prior to the date of the meeting, except that notice of a meeting to act on an amendment to the Articles of Incorporation, a plan of merger or share exchange, a proposed sale, lease, exchange or other disposition of all of substantially all of the assets of the corporation other than in the usual or regular course of business, or the dissolution of the corporation shall be given no fewer than twenty (20) days nor more than sixty (60) days before the meeting date. Notice may be transmitted by mail; private carrier or personal delivery; telegraph or teletype; or telephone, wire or wireless equipment which transmits a facsimile of the notice. If mailed, such notice shall be deemed effective when deposited in the United States mail, with first-class postage prepaid, addressed to the shareholder at his or her address as it appeared on the stock transfer books of the corporation.

Section 4. Waiver of Notice. Notice of the time, place, and purpose of any meeting may be waived in writing (either before of after such meeting) and will be waived by any shareholder or by his or her attendance thereat person or by proxy, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting. Any shareholder so waiving shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 5. Quorum and Adjourned Meetings. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. A majority of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. At such reconvened meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business at such meeting and at any adjournment of such meeting (unless a new record date is or must be set for the adjourned meeting), notwithstanding the withdraw of enough shareholders from either meeting to leave less than a quorum.

Section 6. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder of by his or her duly authorized attorney in fact. Such proxy shall be filled with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Section 7. Voting Record. After fixing a record date for a shareholders' meeting, the corporation shall prepare an alphabetical list of the names of all shareholders on the record date who are entitled to notice of the shareholders' meeting. The list shall be arranged by voting group, and within each voting group by class or series of shares, and show the address of and number of shares held by each shareholder. A shareholder, shareholder's agent, or a shareholder's attorney may inspect the shareholder's list, beginning ten (10) days prior to the shareholders' meeting and continuing through the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held during regular business hours and at the shareholder's expense. The shareholders' list shall be kept open for inspection during such meeting or any adjournment.

Section 8. Voting of Shares. Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every shareholder of record shall have the right at every shareholders' meeting to one (1) vote for every share standing in his or her name on the books of the corporation. If a quorum exists, action on a matter, other than election of directors, is approved by a voting group of shareholders if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the Articles of Incorporation or the Washington Business Corporation Act require a grater number of affirmative votes.

Section 9. Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholder, or any adjournment thereof, or entitled to receive payment of any dividend, the board of directors may fix in advance a record date for any such determination of shareholders, such date to be not more than seventy (70) days prior to the day on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the day before the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of share holders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the board of directors fixes a new record date, which it must do if the meeting is adjourned more than one hundred twenty (120) days after the date is fixed for the original meeting.

ARTICLE III

Directors

Section 1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall by managed under the direction of, the board of directors except as otherwise provided by the laws under which the corporation is formed or in the Articles of Incorporation.

Section 2. Number. The number of directors of the corporation shall be THREE (3). The number of directors may be increased or decreased form time to time amending this Section 2, with the specific number to be set by resolution of the board of directors or the shareholders, provided that no decrease shall shorted the term of any incumbent director.

Section 3. Tenure and Qualifications. Each director shall hold office until the next annual meeting of shareholders. Despite the expiration of a director's term, the director continues to serve until the director's successor shall have been elected and qualified or until there is a decrease in the number of directors. Directors need not be residents of the state or shareholders of the corporation.

Section 4. Election. The directors shall be elected by the shareholders at their annual meeting each year; and if, for any reason, the directors shall not have bee elected at an annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

Section 5. Vacancies. In case of any vacancy in the board of directors, including a vacancy resulting from an increase in the number of directors, the vacancy resulting from an increase in the number of directors, the vacancy may be filled by the board of directors, a majority of the remaining directors (if they do not constitute a quorum) or the shareholders.

Section 6. Resignation. Any director may resign at any time by delivering written notice to the board of directors, its chairperson, the president or the secretary of the corporation. A resignation shall be effective when the notice is delivered unless the notice specifies a later effective date.

Section 7. Removal of Directors. At a meeting of shareholders called expressly for that purpose, the entire board of directors, or any member thereof, may be removed, with or without cause, by a vote of the holders of a majority of shares than entitled to vote at an election of such directors.

Section 8. Meetings.

(a) The annual meeting of the board of directors shall be held immediately after the annual shareholders' meeting at the same place as the annual shareholders' meeting or at such other place and at such time as may be determined by the directors. No notice of the annual meeting of the board of directors shall be necessary.

(b) Special meetings may be called at any time and place upon the call of the president, secretary, or any one (1) director. Notice of the time and place of each special meeting shall be given by the secretary of the persons calling the meeting, by mail, private carrier, radio, telegraph, telegram, facsimile transmission, personal communication by telephone or otherwise at least two (2) days in advance of the time of the meeting. The purpose of the meeting need not be given in the notice. Notice of any special meeting may be waived in writing or by telegram (either before or after such meeting) and will be deemed waived by any director by attendance at such meeting, unless the director at the beginning of the meeting or promptly upon the director's arrival, objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to the action taken at the meeting.

(c) Regular meetings of the board of directors shall be held at such place and on such day and hour as shall from time to time be fixed by resolution of the board of directors. No notice of regular meetings of the board of directors shall be necessary.

(d) At any meeting of the board of directors, any business may be transacted, and the board may exercise all of its powers.

Section 9. Quorum and Voting.

(a) A majority of the directors presently in office shall constitute a quorum, but a lesser number may adjourn any meeting from time to time until a quorum is obtained, and no further notice thereof need be given.

(b) If a quorum is present when a vote is taken, the affirmative vote of a majority of the directors present at the meting is the act of the board of directors.

Section 10. Compensation. By resolution of the board of directors, the directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 11. Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless:

(a) The director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding it or transacting business at the meeting;

(b) The director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

(c) The director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation within a reasonable time after adjournment of the meeting.

The right of dissent of abstention is not available to a director who votes in favor of the action taken.

Section 12. Committees. The board of directors, by resolution adopted by a majority of the full board of directors, may designate from among its member one (1) or more committees, each of which must have one (1) or more members and, to the extent provided in such resolution, shall have and may exercise all the authority of the board of directors, except that no such committee shall have the authority to: authorize or approve a distribution except according to ta general formula or method prescribed by the board of directors; approve or propose to shareholders action that the Washington Business Corporation Act requires to be approved by shareholders; fill vacancies on the board of directors or on any of its committees; amend any Articles of Incorporation not requiring shareholder approval; adopt, amend or repeal Bylaws; approve a plan of merger not requiring shareholder approval; or authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the board of directors may authorize a committee, or a senior executive officer of the corporation, to do so within limits specifically prescribed by the board of directors.

ARTICLE IV

Special Measures for Corporate Action

Section 1. Actions by Written Consent. Any corporate action required or permitted by the Articles of Incorporation, Bylaws, the Buy-Sell Agreement or the laws under which this corporation is formed, to be voted upon or approved at a duly called meeting of the directors, committee of directors, or shareholders may be accomplished without a meeting of one (1) or more unanimous written consents of the respective directors or shareholders, setting forth the actions so taken, by all the directors, committee members, or written consent is effective when the last director or committee member signs the consent, unless the consent specifies a later effective date. Action taken by unanimous written consent of the shareholders is effective when all consents are in possession of the corporation, unless the consent specifies a later effective date.

Section 2. Meetings by Conference Telephone. Members of the board of directors, members of a committee of directors, or shareholders may participate in their respective meetings by means of a conference telephone, computer video conference or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time; participation in a meeting by such means shall constitute presence in person at such meeting.

ARTICLE V

Officers

Section 1. Officers Designated. The officers of the corporation shall be a president, one or more vice presidents (the number thereof to be determined by the board of directors), a secretary, and a treasurer, each of whom shall be elected by the board of directors. Such other officers and assistant officers as may by deemed necessary may be elected or appointed by the board of directors. Any two (2) or more offices may be held by the same person.

The board of directors may, in its discretion, elect a chairperson of the board of directors; and if a chairperson has been elected, the chairperson shall, when present, preside at all meetings of the board of directors and the shareholders and shall have such other powers as the board may prescribe.

Section 2. Election, Qualification and Term of Office. Each of the officers shall be elected by the board of directors. The officers shall be elected by the board of directors at each annual meting of the board of directors. Except as hereinafter provided, each of said officers shall hold office from the date of his or her election until the next annual meeting of the board of directors and until his or her successor shall have been duly elected and qualified.

Section 3. Powers and Duties.

(a) President. The president shall be the chief executive officer of the corporation and, subject to the direction and control of the board of directors, shall have general charge and supervision over its property, business, and affairs. He or she shall, unless a chairperson of the board of directors has been elected and is present, preside at meetings of the shareholders and the board of directors.

(b) Vice President. In the absence of the president or his or her inability to act, the senior vice president shall act in his or her place and stead and shall have all the powers and authority of the president, except as limited by the resolution of the board of directors. Additional vice presidents may be appointed as the board deems appropriate.

(c) Secretary. The secretary shall: (1) keep the minutes of the shareholders' and of the board of directors' meetings in one or more books providing for that purpose; (2) see that all notices are duly given in accordance with the provisions of these Bylaws or as requires by law; (3) be custodian of the corporate records and of the seal of the corporation and affix the seal of the corporation to all documents as may by required; (4) keep a register of the post office address of each shareholder; (5) sign with the president, or a vice president, certificates for shares of the corporation, in issuance of which shall have been authorized by resolution of the board of directors; (6) have general charge of the stock transfer books of the corporation; and (7) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

(d) Treasurer. Subject to the direction and control of the board of directors, the treasurer shall have the custody, control, and disposition of the funds and securities of the corporation and shall account for the same; and, at the expiration of his or her term of office, he or she shall turn over to his or her successor all property of the corporation in his or her possession.

Section 5. Removal. The board of directors shall have the right to remove any officer whenever in its judgement the best interest of the corporation will be served thereby.

Section 6. Vacancies. The board of directors shall fill any office which becomes vacant with a successor who shall hold office for the unexpired term and until his or her successor shall have been duly elected and qualified.

Section 7. Salaries. The salaries of all officers of the corporation shall be fixed by the board of directors.

ARTICLE VI

Share Certificates

Section 1. Issuance, Form and Execution of Certificates. No shares of the corporation shall be issued unless authorized by the board. Such authorization shall include the maximum member of shares to be issued, the consideration to be received for each share, the value of noncash consideration, and a statement that the board has determined that such consideration is adequate. Certificates for shares of the corporation shall be in such form as is consistent with the provisions of the Washington Business Corporation Act and shall state:

(a) The name of the corporation and that the corporation is organized under the laws of this state;

(b) The name of the person to whom issued;

(c) The number and class of shares and the designation of the series, if any, which such certificate represents. They shall be signed by one (1) officer of the corporation, and the seal of the corporation may be affixed thereto. Certificates may be issued for fractional shares. No certificate shall be issued for any share until the consideration established for its issuance has been paid; and

(d) Language, if necessary, indicating that the transfer of the shares are restricted.

Section 2. Transfers. Shares may be transferred by delivery of the certificate therefor, accompanied either by an assignment in writing on the back of the certificate or by a written power of attorney to assign and transfer the same, signed by the record holder of the certificate. The board of directors may, by resolution, provide that beneficial owners of shares shall be deemed holders of record for certain specified purposes. Except as otherwise specifically provided in these Bylaws, no shares shall be transferred on the books of the corporation until the outstanding certificate therefor has been surrendered to the corporation.

Section 3. Loss or Destruction of Certificate. In case of loss or destruction of any certificate of shares, another may be issued in its place upon proof of such loss or destruction and upon the giving of a satisfactory indemnity bond to the corporation. A new certificate may by issued without requiring any bond, when in the judgement of the board of directors it is proper to do so.

ARTICLE VII

Books and Records

Section 1. Books of Accounts, Minutes and Share Register. The corporation shall keep as permanent records minutes of all meetings of its shareholders and board of directors, a record of all actions taken by the shareholders or board of directors without a meeting, and a record of all actions taken by a committee of the board of directors exercising the authority of the board of directors on behalf of the corporation. The corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each. The corporation shall keep a copy of the following records at its principal office:

(a) The Articles or Restated Articles of Incorporation and all amendments to them currently in effect;

(b) The Bylaws or Restated Bylaws and all amendments to them currently in effect;

(c) The minutes of all shareholders' meetings, and records of all actions taken by shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three (3) years;

(d) Its financial statements for the past three (3) years, including balance sheets showing in reasonable detail the financial condition of the corporation as of the close of each fiscal year, and an income statement showing the results of its operations during each fiscal year prepared on the basis of generally accepted accounting principles or, if not, prepared on a basis explained therein;

(e) All written communications to shareholders generally within the past three (3) years;

(f) A list of the names and business addresses of its current directors and officers; and

(g) Its most recent annual report delivered to the Washington Secretary of State.

Section 2. Copies of Resolutions. Any person dealing with the corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the board of directors or shareholders, when certified by the president or secretary.

ARTICLE VIII

Indemnification

Each person who was, or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation, or, while a director or officer, he or she is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee or agent or in any other capacity as a director, trustee, officer, employee or agent, shall be indemnified against all expense, liability and loss (including attorneys' fees, judgements, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith to the extent required by law, provided in the corporations Articles of Incorporation, or otherwise as approved by shareholders. This Article IX may not by amended without the affirmative vote of each voting group of shareholders holding that percentage of votes then required to approve an amendment or the corporation's Articles of Incorporation.

ARTICLE X

Amendment of Bylaws

Section 1. By the Shareholders. These Bylaws may be amended, altered, or repealed by a majority vote of any regular or special meeting of the shareholders if notice of the proposed alteration or amendment is contained in the notice of the meeting.

Section 2. By the Board of Directors. Except as otherwise provided herein, these Bylaws may be amended, altered, or repealed a majority vote of the board of directors at any regular or special meeting of the board.

ARTICLE XI

Fiscal Year

The fiscal year of the corporation shall end on December 31 of each year.

ARTICLE XII
Rules of Order

The rules contained in the most recent edition of Robert's Rules of Order, Newly Revised, shall govern all meetings of shareholders and directors where those rules are not inconsistent with the Articles of Incorporation, Bylaws, or special rules of order of the corporation.

DATED: the 21st day of July, 1999

Secretary
Ernest C. Matthews IV



STATE of WASHINGTON

SECRETARY of STATE

I, RALPH MUNRO, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF INCORPORATION

to

INTERNET SPORTS INTERNATIONAL, LTD

a Washington Profit corporation. Articles of Incorporation were filed for record in this office on the date indicated below.

UBI Number: 601 941 650

Date: March 22, 1999





Given under my hand and the Seal of the State of Washington at Olympia, the State Capital

Ralph Munro, Secretary of State
2-604888-4

Appendix 6 – Offering Page


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